January 25, 2012

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 8, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed October 28, 2011 File No. 001-31719

Dear Mr. Parker:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the supplemental comment letter to the Company dated January 12, 2012 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

The letter requests that we respond to the Commission’s three supplemental comments within ten business days by providing the requested information or by advising the Commission when we will provide the requested response. Because of schedule coordination issues, we have respectfully requested an extension of an additional ten business days to respond to the comment letter. We will submit a comprehensive response on or before Friday, February 10, 2012. Mr. James Peklenk, Commission Staff Accountant, has indicated that the requested extension is acceptable to the Commission.

Thank you very much for your consideration. If you have any questions or concerns, please contact the undersigned at (916) 646 9193, ext. 114663, or Joseph W. White, the Company’s Chief Accounting Officer, at (562) 435 3666, ext. 11566.

Respectfully submitted,

/s/ Jeff D. Barlow
Jeff D. Barlow
General Counsel

cc:	John C. Molina, Chief Financial Officer Charles Z. Fedak, Audit Committee Chairman